

INVEST IN **FOURPLAY SOCIAL**

A social network where single friends double date other pairs of single friends

fourplaysocial.com   New York NY

Software | Entertainment | Technology | App | B2C

LEAD INVESTOR

Casey Williams COO, Fenway Summer Ventures

Julie & Danielle's vision for a more safe and social place to connect is so compelling to me, and not just for dating (because making friends as an adult is super hard!) Not to mention they are such a powerful team, scaling their product to thousands of users without prior app or startup experience, which proves how hardworking and self-sufficient these two really are. I believe in what they are building and believe they will be the ones to succeed in doing it, so investing in Fourplay Social was a no-brainer for me.

Invested $2,000 this round

Highlights

1. 🥾 Bootstrapped to Over 12,000 Users in New York City
2. 🚀 10,000 People Waitlisted Nationwide— Launching Los Angeles and Chicago Late Summer '22
3. 📈 45,000 Total Downloads, 40,000 Matches Made in New York City
4. 🌎 Targeting a Huge & Growing Market: Projected 343.5 Million Paying Online Daters by 2026
5. 🎙 Earned Media: LIVE With Kelly and Ryan, CNBC, The New York Post, Bustle, Elite Daily, Pix11 News

5. 🎙 Earned Media: LIVE With Kelly and Ryan, CNBC, The New York Post, Bustle, Elite Daily, Pix11 News

6. 👯 Female Founders Fixing App-Dating Through Mental, Social, & Physical Well-being
7. 💰Over $300,000 of the $1,000,000 Pre-Seed Round Already Raised

Our Team



Julie Griggs   Co-Founder of Fourplay Social

* Graduated as the recipient of the Dean's Award of Excellence for Outstanding Service from the Rutgers University Physician Assistant Program * Worked on the frontlines of the COVID-19 pandemic as a PA-C while scaling Fourplay to >10,000 users

> In 2019 we created a shared dating profile that said, "Swipe right if you and your awesome friend want to double date me and my awesome friend." In the first week we had 32 guys asking us out, expressing that this was such a better idea, and telling us to make it into an app. When we saw the product/market fit and the demand it was a no brainer!



Danielle Dietzek   Co-Founder of Fourplay Social

*Helped approximately 2,640 babies (and moms!) breastfeed as a Maternal/Newborn RN for over 7 years *Has gotten Fourplay Social's TikTok and Instagram accounts more than 10 million views in 2022 alone



Danny Barnes   VP of Engineering

*Has over 9 years of experience as a full-stack software engineer and reported directly to the CEO at his last company *Somehow puts up with Julie & Danielle

Our Deck



Danielle Dietzek, FNP-BC Family Nurse Practitioner and Cofounder
Julie Griggs, PA-C, Physician Assistant and Cofounder

Problem: Since the advent of dating apps, the social climate for singles has become *toxic*

- Lonely, not social

- Prescribed expectations

- Unsafe



NPS score by industry

Source: Retently (2021), NEA Dating App Survey (2022) NEA
Net promoter score (NPS) is the likelihood that a consumer would recommend a company, product, or a service to a friend or colleague


- On Gen Z's beloved TikTok,
  #datingappssuck has 7.7M+ views
- #toxicdating has 3.9M+ views


- ↑evidence in medical literature
  surrounding social anxiety and negative
  body image, self-confidence, & sexual
  behavior related to dating apps
  "Ok Cupid, Stop Bumbling around and Match Me Tinder: Using Dating Apps Across the Life Course"

Solution: A *healthier* experience for singles, physically, mentally, and socially

Lonely, not social
- Make being single social
Prescribed expectations
- Take the pressure off
Unsafe
- Use the buddy system

 **fourplay**

a social network for singles where users team up with a friend, create a shared profile, and match with other pairs of single friends



Unlike dating apps, the nature of Fourplay's social network lends itself to a flywheel of user acquisition. *Our viral coefficient = 2.*



Initial Target Audience

It's simple, really

- **Singles**

- **GenZennials (18-34)**

- **Social people**
  - **college students**
  - **young professionals**
  - **those looking for friends**

Downloads	45,000
Users	12,000

Traction
Live in NYC

DAU/MAU	**500/4,000**
Matches	**40,000**
Waitlist	**10,000**

Early feedback
New Yorkers = superfans

Hi!!! My roommate and I are big fans of your app. In fact, we just matched with 2 boys that are taking us on a date to virtual golf because they won a contest. Overall, really excited and wanted to thank you for awarding them and if you ever feel like giving out more dates we would use them so well!! Thank you for helping us navigate the dating scene together in the city ❤❤❤

Hi Fourplay founders!! Just wanted to let you know we had our first Fourplay double date last night, and it was so great!!! Thank you for making online dating fun again. You are STARS! 🌟

grantsmith10
Best app in NYC hands down
6d Reply
Liked by creator

this app is going to be huge!! I sent it to all my single friends and we are so excited to team up and start double dating. also your social media is on point and the name is everything. can't wait to see where this goes in the future!!!

You should run an ad or some statistics like on our dating app you actually meet up with people. I feel like my conversion rate on hinge was like 3% and that was good. On Fourplay it's like 10 or 15% and like conversing outside of the app consistently is probably like 30%.

I found this app I'm like oh damn James let get on this

Make me a damn brand ambassador let's gooooo lol ❤

notslimshadykatie
Besties I went on a date last night and he talked about how fun his four play date was and how fun the app is
6-10 Reply
Liked by creator

hi julie I am so proud of your work on Fourplay. I love the concept and features. Specifically being able to block and avoid certain people was a great touch. It can be triggering to see an ex or someone you've had a negative experience with on this type of app.

hazle_dating
YES 👏 DOUBLE DATING IS WHERE ITS AT
5-21 Reply

imyoubestbeth
Wait this looks way more fun
5-23 Reply

sanaakhand
Why even use any other dating app!?! This is AWESOME!
5-21 Reply

Press
All earned


Bustle


New York Post


CNBC


PIX11 News
(Live TV Interview)


LIVE with Kelly and Ryan (TV)


Elite Daily


Thrive Global


The Skimm

It's not in our heads...
We're wanted worldwide

We want it in Florida
★★★★★
Tue ladiz223
Pls bring this to Florida I would love to use this app seems like like saw it TikTok .

hey y'all just downloaded the app and it's not available in my area, when will it be up for tampa florida?

tomatotomatogirl
Waiting for this in SF!!!
6-12 Reply

sensadi
Patiently waiting for you to be available in Ohio ▸▸
6-11 Reply
View replies (1) ▾

perk_it_out
Can this be available in NASHVILLE/TN ps. We already here so many ideas planned
6-11 Reply

@isabelladiaaz53 lastima que esta en Venezuela
4-23 Reply

How is Four Play not available in SD?! It'd thrive here.
6-25 Reply
Liked by creator

fourplay_datingapp Creator

please make the app available in Philly 😩😩😩 so many dental, medical, and law schools here 😤

- a dental student and her roommate who hate hinge ❤

jackintheblog
What about LA
6-21 Reply
Liked by creator

elissia.m
Me waiting for this to be available in Canada
6-10 Reply
Liked by creator

Hi, my friend @benstein37 and I are two senior college students majoring in communication arts, strategic communication, and psychology with minors in graphic design and sports and entertainment management. We love the idea of the app and wanted to know if you wanted anyone to work for you expanding it to Madison (we are UW-Madison students). We're from NY and MN. Let us know if you have any questions. You can reach us at











Hi come to BOSTON please and thank you!
Can you extend to San Francisco please
[redacted]com.
Thanks!!!

Scope
A golden opportunity
TAM
$10.3 billion
By 2026 expected to be 343.5 million paying online dating users worldwide
(343.5 m paying users X 6-month subscription =$10.3 billion)
Statista
SAM
$294 million
By 2026 expected to be 9.8 million paying online dating users in the United States
(9.8 m paying users X 6-month subscription =$294 million)
Statista

Julie Griggs, PA-C
The girl that leaves every party with four new friends
Danielle Dietzek, FNP-BC
The girl that is somehow every bride's maid of honor
• Primary Care & Emergency Med
• Serious overachiever
• Rutgers University Dean's Award of Excellence for Outstanding Service
• Coachable, adaptable & fast learner
• Fourplay users
• Determined (worked frontlines while launching/growing)
• Professional experience improving community health & safety
• Dating experts (solving own problem)
• Scrappy & passionate
• Primary Care & Women's Health
• Hacker/thinks out-of-the-box
• New York University (NYU) Langone Health Bubbles Award
• Persistent; does not take no for an answer
Danny Barnes
the guy that doesn't sleep
• VP of Eng
• FAST, brilliant
• Full-stack mobile engineer
• 9 yrs of startup experience
• Founder experience

Downloads